September 19, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington D.C. 20549

Re:	U.S. Energy Corp. Form S-3 Registration Statement Filed September 12, 2025 File No. 333-290232

Acceleration Request

Request Date: Tuesday, September 23, 2025

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Energy Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Tuesday, September 23, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Gillies at (832) 380-4730, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely, /s/ Ryan L. Smith Chief Executive Officer